UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                     GEMSTAR - TV GUIDE INTERNATIONAL, INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title or Class of Securities)


                                   G-3788-V106
                                 (CUSIP Number)


                                 Philippe Andrau
                            THOMSON multimedia S.A.
                               46 Quai A. LeGallo
                                 92100 Boulogne
                                     FRANCE
                                  331-4126-5174
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 12, 2000
             (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No.  G-3788-V106

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  THOMSON multimedia S.A.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a)      |_|
                  (b)      |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.    SOLE VOTING POWER...............................None
         8.    SHARED VOTING POWER.......................12,307,464
         9.    SOLE DISPOSITIVE POWER..........................None
         10.   SHARED DISPOSITIVE POWER..................12,307,464

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,307,464

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  Less than 5%

14.      TYPE OF REPORTING PERSON
                  CO

CUSIP No.  G-3788-V106

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Thomson S.A.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a)      |_|
                  (b)      |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.    SOLE VOTING POWER...............................None
         8.    SHARED VOTING POWER.......................12,307,464
         9.    SOLE DISPOSITIVE POWER..........................None
         10.   SHARED DISPOSITIVE POWER..................12,307,464

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,307,464

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  Less than 5%

14.      TYPE OF REPORTING PERSON
                  CO

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                                  SCHEDULE 13D
                                 AMENDMENT NO. 2

         The following information updates and revises the material contained in the Schedule 13D report, Amendment No. 1, filed February 8, 2000 (the "Amendment No.1 13D") by THOMSON multimedia S.A., a French societe anonyme (the "Company") and Thomas S. A., a French societe anonyme (collectively the "Reporting Persons"), relating to the voting Ordinary Shares, par value $.01 per share, of Gemstar International Group Limited, a British Virgin Islands corporation, which, pursuant to the merger described below, is now Gemstar-TV Guide International, Inc., a Delaware corporation (the "Issuer" or "Gemstar").


         Item 1.  Security and Issuer.

         This Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock") of Gemstar, with principal executive offices located at 135 North Los Robles Avenue, Suite 800, Pasadena, California 91101.

         Item 2.  Identity and Background.

         Not Applicable

         Item 3. Sources and Amount of Funds or Other Consideration.

         Not Applicable

         Item 4.  Purposes of Transaction.

         Not Applicable

         Item 5.  Interest in Securities of the Issuer.

         Pursuant to an Agreement and Plan of Merger, dated as of October 4, 1999 and as amended, by and among TV Guide, Inc., a Delaware Corporation
("TVG"), the Issuer and G Acquisition Subsidiary Corp., a wholly owned subsidiary of the Issuer ("Sub"), on July 12, 2000, Sub merged (the "TVG Merger") with and into TVG with TVG being the surviving corporation. As a result of the TVG Merger, TVG (which, prior to the merger, had been a public company), became a wholly owned subsidiary of the Issuer and ceased to be registered. The Issuer then changed its name to "Gemstar - TV Guide International, Inc." Pursuant to the TVG Merger, each issued and outstanding share of TVG's Class A and Class B common stock was converted into 0.6573 of a share of Common Stock. The Reporting Persons are currently the beneficial owners of 12,307,464 shares of Common Stock. As a result of the TVG Merger, the Reporting Persons' beneficial ownership was diluted to below 5% of the outstanding Common Stock.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable

         Item 7. Material to be Filed as Exhibits.

         Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 7, 2000

                               THOMSON MULTIMEDIA S.A.


                                   By:  /s/ Jim Meyer
                                        -----------------------------------
                                        Jim Meyer
                                        Senior Executive Vice President

                                                  THOMSON S.A. (1)


                                   By:  THOMSON multimedia S.A.


                                          By: /s/ Jim Meyer
                                              -------------------------------
                                                Jim Meyer
                                                Senior Executive Vice President











--------

     (1) THOMSON multimedia S.A. is filing this Amendment No. 2 to Schedule 13D on behalf of itself and Thomson S.A. pursuant to the Agreement, dated February 7, 2000, entered into pursuant to Rule 13d-1(k) and attached as Exhibit 99.2 to Amendment No. 1 to Schedule 13D filed jointly by THOMSON multimedia S.A. and Thomson S.A. on February 8, 2000. The Agreement is incorporated by reference herein.